                                 FORM 11-K
                              AMENDMENT NO. 1

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1995

                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 33-39386

    A. Full title of the plan and the address of plan, if different from that of the issuer named below:

                         TEXAS REGIONAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         (including 401(k) provisions)

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          TEXAS REGIONAL BANCSHARES, INC.
                          3700 North 10th, Suite 301
                          McAllen, Texas 78501

                            Required Information



Item 1 and 2.   Financial Statements

[KPMG LOGO]

TEXAS REGIONAL BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

FINANCIAL STATEMENTS
AND SCHEDULES
DECEMBER 31, 1995 AND 1994

(WITH INDEPENDENT AUDITORS'
REPORT THEREON)

                            INDEPENDENT AUDITOR'S REPORT


Administrative Committee
Texas Regional Bancshares, Inc.
    Employee Stock Ownership Plan
    (with 401(k) provisions):


We have audited the accompanying statement of net assets available for plan benefits of Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) as of December 31, 1995 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) as of December 31, 1994, and for the years ended December 31, 1994 and 1993, were audited by other auditors whose report thereon dated May 11, 1995, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) as of December 31, 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the basic statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       KPMG Peat Marwick LLP


March 29, 1996
Houston, Texas

                       TEXAS REGIONAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                          (WITH 401(k) PROVISIONS)

           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                         December 31, 1995 and 1994


    ASSETS                                     1995             1994
    ------                                  ----------       ---------
Investments, at fair value (note 3):
  Certificates of deposit                   $  371,313         232,552
  U.S. government securities                     1,251          26,561
  Common stock                               5,209,621       3,927,450
                                            ----------       ---------
    Total investments                        5,582,185       4,186,563
                                            ----------       ---------
Cash                                           370,415         147,614

Employer contributions receivable                  495          79,214

Accrued interest receivable                      2,541             891
                                            ----------       ---------

   Net assets available for plan benefits   $5,955,636       4,414,282
                                            ----------       ---------
                                            ----------       ---------


See accompanying notes to financial statements.

                     TEXAS REGIONAL BANCSHARES, INC.
                      EMPLOYEE STOCK OWNERSHIP PLAN
                        (WITH 401(k) PROVISIONS)

      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

              Years ended December 31, 1995, 1994 and 1993

                                                1995        1994          1993
                                             ----------   ---------    ---------
Investment income:
  Net appreciation in fair value of
   investments (note 3)                      $1,432,110     173,072      862,037
  Interest                                       19,906      10,478       10,913
  Dividends                                     116,340      49,579        2,450
Employer contributions                          526,115     463,115      570,859
Employee contributions                          163,051     127,964       98,314
                                             ----------   ---------    ---------

    Total additions                           2,257,522     824,208    1,544,573
                                             ----------   ---------    ---------

Depreciation in fair value of investments
 (note 3)                                             -          85          967

Realized loss on sale of U.S.
 government securities                                -           -          214

Administrative expenses                               -           -          367

Benefits paid to participants                   716,168     169,505      148,971
                                             ----------   ---------    ---------

    Total deductions                            716,168     169,590      150,519
                                             ----------   ---------    ---------

    Net increase in net assets available
     for plan benefits                        1,541,354     654,618    1,394,054

Net assets available for plan benefits:
 Beginning of year                            4,414,282   3,759,664    2,365,610
                                             ----------   ---------    ---------

 End of year                                 $5,955,636   4,414,282    3,759,664
                                             ----------   ---------    ---------
                                             ----------   ---------    ---------

See accompanying notes to financial statements.

                       TEXAS REGIONAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                          (WITH 401(k) PROVISIONS)

                        NOTES TO FINANCIAL STATEMENTS
                      December 31, 1995, 1994 and 1993


   (1)   DESCRIPTION OF THE PLAN

         The following description of Texas Regional Bancshares, Inc.'s
         (the Company) Employee Stock Ownership Plan (with 401(k) provisions) (the ESOP or Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         (a)  GENERAL

              The Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) is a defined contribution plan established effective January 1, 1990 for eligible employees of Texas Regional Bancshares, Inc. and its subsidiaries. The ESOP is a complete amendment and restatement of the Texas Regional Bancshares, Inc. Target Benefit Plan (the Target Benefit Plan), a target benefit plan established effective January 1, 1984 for eligible employees of the Company and its subsidiaries.

              The Plan is a stock bonus plan containing Section 401(k) features that is intended to qualify under Section 401(a) of the Internal Revenue Code (the Code). The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees who participated in the Company's Target Benefit Plan continue to participate in the ESOP. Each other employee is eligible to participate in the ESOP on January 1 or July 1 immediately following the completion of one year of service, as defined in the Plan provided the employee has attained the age of 21.

         (b)  CONTRIBUTIONS

              A participant may authorize the Company and its subsidiary (collectively referred to as Employer) to reduce his salary and contribute to the 401(k) account an amount which shall not be less than one (1) percent or more than fifteen (15) percent of the participant's compensation. Such contributions when taken into account with other employer contributions shall not exceed the maximum deferral percentage computed in accordance with Internal Revenue Code 401(k)(3).

              The Employer may make a Discretionary Matching Contribution (Matching Contribution), a Discretionary Basic Contribution (Basic Contribution) and a Discretionary Optional Contribution (Optional Contribution). All Employer Contributions shall be determined at the sole discretion of the Board of Directors of the Company.

              A Matching Contribution may be made on behalf of each participant up to a maximum of one hundred (100) percent of the participant's salary reduction contribution. The maximum Matching Contribution shall be based on a participant's salary reduction contribution; however, the Matching Contribution shall not exceed four (4) percent of a participant's compensation.

              Contributions to the Plan are subject to limitations.

                                                                     (Continued)

                       TEXAS REGIONAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                          (WITH 401(k) PROVISIONS)

                        NOTES TO FINANCIAL STATEMENTS


         (c)  PARTICIPANT ACCOUNTS

              Each participant's account is adjusted annually with the amount of Employer contributions, participants' contributions, if any, forfeitures and Plan earnings. Employer contributions and forfeitures are allocated in proportion to the amount that each participant's adjusted compensation, as defined, bears to the aggregate of all participant's adjusted compensation at the end of the plan year. The Basic Contribution, if any, is allocated as of the anniversary date, defined as the 31st day of December (last day of Plan year), among the participants in a manner necessary to satisfy the nondiscrimination requirements of the Code. Optional Contributions, if any, are allocated as of the anniversary date in the ratio which the adjusted compensation of each participant bears to the total adjusted compensation of all participants for the Plan year.

         (d)  VESTING

              Participants are immediately vested in their 401(k) contributions and Employer Basic and Matching Contributions plus allocated earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100 percent vested after six years of service, upon death, upon reaching normal retirement age or upon becoming disabled. The Plan is not considered top heavy under the Internal Revenue Code Section 416.

         (e)  PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

         (f)  PAYMENT OF BENEFITS

              On termination of service, with the approval of the Administrative Committee, a participant may elect to receive either a lump-sum amount equal to the vested balance of the account, installments certain not to exceed the greater of the life expectancy of the participant or the joint lives and last survivor expectancies of the participant and the participant's designated beneficiary, a combination of the previous methods of payment or a joint and survivor annuity.

         (g)  ADMINISTRATION AND TRUSTEES

              The general administration of the Plan is performed by an Administrative Committee appointed by the Board of Directors of the Company. This administrator has broad powers regarding supervision and administration of the Plan.

                                                                    (Continued)

                       TEXAS REGIONAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                          (WITH 401(k) PROVISIONS)

                        NOTES TO FINANCIAL STATEMENTS


              Pursuant to the terms of the Plan, the Company's Board of Directors has appointed three members to act on a Board of Trustees. Among other duties, the Board of Trustees is responsible for receiving and investing contributions, managing investments, making payments to members in accordance with the Plan and performing other actions as directed by the administrator.

   (2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting.

         INVESTMENTS

         All of the investments of the Plan are held in trust by the Company and the Federal Reserve and are stated at fair value. Unrealized appreciation or depreciation in the fair value of investments held at year-end and realized gain or loss on sales of investments during the year are determined using the realized value at the beginning of the year or cost if acquired since that date. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         TAX STATUS

         The Plan obtained its latest determination letter on July 29, 1993, in which the Internal Revenue Service stated that the plan, as then designated, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan has not applied for a new determination letter. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the
         Internal Revenue Code.   Therefore, they believe that the Plan was
         qualified and tax exempt as of the financial statement date.

         EXPENSES

         All expenses incident to the administration of the Plan may be paid by the Company and, if not paid by the Company, shall be paid by the Plan. The Company elected to pay all expenses in the years ended December 31, 1995 and 1994.

                                                                    (Continued)

                       TEXAS REGIONAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                          (WITH 401(k) PROVISIONS)

                        NOTES TO FINANCIAL STATEMENTS

   (3) INVESTMENTS COMPRISING AT LEAST 5% OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

         The following individual investments comprised at least 5% of net assets available for plan benefits at December 31, 1995.

            IDENTITY OF ISSUE,                                                            FAIR
       BORROWER, OR SIMILAR PARTY        DESCRIPTION OF INVESTMENT          COST          VALUE
       --------------------------        -------------------------       ----------    ----------
       Texas Regional Bancshares, Inc.   Common stock, 302,007 shares,
                                          $1 par value                   $2,570,421    $5,209,621
                                                                         ----------    ----------
                                                                         ----------    ----------

                                                                   SCHEDULE 1


                        TEXAS REGIONAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1995

       IDENTITY OF ISSUE, BORROWER,                                                        FAIR
        LESSOR, OR SIMILAR PARTY           DESCRIPTION OF INVESTMENT          COST         VALUE
       ----------------------------        -------------------------       ----------   ----------
       U.S. Government Securities:
         Federal National Mortgage         $1,212 par value, 8.5%,
          Association                       due May 1, 1998                $    1,226        1,251

       Corporate stocks:
         Texas Regional Bancshares, Inc.   Common stock 302,007
                                            shares, $1 par value            2,570,421    5,209,621
                                                                           ----------    ---------
                                                                           $2,571,647    5,210,872
                                                                           ----------    ---------
                                                                           ----------    ---------

                                                                     SCHEDULE 2


                        TEXAS REGIONAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)

                ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS

                     For the year ended December 31, 1995

                                            ADDITIONS                   DISPOSITIONS
                                  -----------------------------   ----------------------
                                   NUMBER OF                       NUMBER OF     SELLING
     DESCRIPTION OF ASSET         TRANSACTIONS   PURCHASE PRICE   TRANSACTIONS    PRICE
     --------------------         ------------   --------------   ------------   -------
Texas Regional Bancshares, Inc.
 common stock                          1             $12,753            -           $  -
                                  ------------   --------------   ------------   -------
                                  ------------   --------------   ------------   -------

                                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934,the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on in its behalf by the undersigned hereunto duly authorized.

                                       TEXAS REGIONAL BANCSHARES, INC.
                                       EMPLOYEE STOCK OWNERSHIP PLAN
                                       (Including 401(k) provisions)

Date:         4-19-96                  /s/ George R. Carruthers
     -----------------------------     --------------------------------------
                                       George R. Carruthers
                                       Member of Administrative Committee

                       INDEX TO EXHIBITS FILED HEREWITH

                                               SEQUENTIALLY
EXHIBIT                                          NUMBERED
NUMBER                EXHIBIT                      PAGE
- -------               -------                  ------------
   1      Independent Accountants' Consent